[redacted]

14047062

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: March 31, 2016 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53738

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: EquiLend LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 State Street, 9th Floor
(No. and Street)

New York, (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(212) 901-2228
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) New York (State) 10004 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Nigrelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EquiLend LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

New York State
New York County

Notary Public Krista Otis Exp 11/23/2014 #02OT6213926

This report ** contains (check applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)

December 31, 2013

Grant Thornton

Audit • Tax • Advisory

Grant Thornton LLP
666 Third Avenue, 13th Floor
New York, NY 10017-4011

T 212.599.0100
F 212.370.4520
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
EquiLend LLC

We have audited the accompanying statement of financial condition of EquiLend LLC (the "Company") as of December 31, 2013 and the related notes to the financial statement.

Management's responsibility for the financial statement
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's responsibility
Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant aÂ unting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of EquiLend LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 26, 2014

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)
Statement of Financial Condition
December 31, 2013

ASSETS	
Investments	$ 4,060,211
Cash	1,832,819
Accounts receivable	1,689,025
Total assets	$ 7,582,055
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Deferred revenue	$ 1,187,111
Due to affiliates	929,394
Other liability	68,845
Total liabilities	2,185,350
MEMBER'S EQUITY	
Member's contributions	7,200,000
Accumulated deficit	(1,803,295)
Total member's equity	5,396,705
Total liabilities and member's equity	$ 7,582,055

The accompanying notes are an integral part of this statement.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

EquiLend LLC (the "Company"), a Delaware limited liability company, was formed in 2001. In 2002, the Company was approved as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and as a member of the National Association of Securities Dealers ("NASD") and commenced operations. In 2008, the NASD was consolidated into the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a member of FINRA.

EquiLend Holdings LLC (the "Parent") has developed a global platform (the "Platform") for the automation and negotiation of securities financing transactions between securities lenders and borrowers. The Company, through a service agreement with the Parent, offers services to users through the Platform along with the Company's affiliates, EquiLend Europe Limited, EquiLend Canada Corp., and EquiLend Asia Limited (the "Affiliates"). The Company and the Affiliates are wholly owned subsidiaries of the Parent.

The Company maintains an office in New York.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Accounts Receivable

All highly liquid investments with original maturities of three months or less when acquired are considered to be cash equivalents. The Company has cash held by major financial institutions, which are insured by the Federal Deposit Insurance Corporation ("FDIC") at up to $250,000 per legal entity. As of December 31, 2013, the cash balance held at the financial institution exceeded the federally insured amount by $1,582,819. Accounts receivable are stated at the amount the Company expects to collect and do not bear interest. The Company's accounts receivable arise from user fees in the U.S. and abroad.

Investments

Investments include investments in publicly traded mutual funds. All investments are carried at fair value. Investment transactions are recorded on a trade-date basis with unrealized gains and losses reflected in net income.

Revenue Recognition

The Company earns user fees from facilitating securities lending and borrowing transactions on the Platform and from its market data product. User fees are earned over the period the services are performed. In addition, the Company collects and remits revenue on behalf of the Affiliates. User fees received in advance are recorded as deferred revenue on the Statement of Financial Condition and recognized over the period to which the fees relate, generally three months. Integration fees include services for technical and

business integration, testing and training for new users and are recognized over the term of the relative user agreement, generally one year.

Brokerage fees represent transaction fees earned from EquiLend Europe Limited and EquiLend Canada Corp. for the facilitation of securities lending and borrowing transactions executed by the users of these affiliates. Such brokerage fees are earned in the month for which services are performed for these affiliates.

Taxes

The Company is a limited liability company, which is taxed as a partnership. Accordingly, the taxable income or loss of the Company is included in the unincorporated business tax ("UBT") tax return of the Parent. The Company and the Parent are both subject to UBT. The Company computes its income tax provision on a separate entity basis. Income taxes are accounted for using the asset and liability method. Deferred income taxes are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is established when it is more likely than not that deferred tax assets will not be realized in future years.

The Company adopted the provisions for accounting for uncertain tax positions under ASC Topic 740, Income Taxes ("ASC 740"). As required by ASC 740, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. As of December 31, 2013, the Company has recorded a reserve for uncertain tax positions of $68,845 for which the statute of limitations remains open. If recognized, this amount would impact the effective tax rate of the Company. With limited exceptions, the statute of limitations is closed for tax years prior to 2010. The Company does not believe that it is reasonably possible that the total amount of unrecognized tax benefits will change significantly in the next twelve months after December 31, 2013. The Company has not recognized penalties and interest related to the unrecognized benefits.

Fair Value of Financial Instruments

The Company adopted the guidance issued by the Financial Accounting Standards Board ("FASB") to establish accounting and reporting standards related to fair value measurements. This guidance requires the disclosure of fair value of financial instruments, including assets and liabilities recognized in the Statement of Financial Condition. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy are described below:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (i.e., quoted prices for similar assets or liabilities in active markets).

Level 3 - unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

3. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2013, the Company had net capital of $3,219,858, which was $3,074,168 in excess of its required net capital of $145,690. The ratio of aggregate indebtedness to net capital was .68 to 1.

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the Rule as it does not hold customer funds or safekeep customer securities.

4. RELATED PARTIES

Accounts receivable included $522,618 owed to the Company by members or affiliates of members of the Parent.

The Company has entered into a Securities Service Agreement (the "Agreement") with EquiLend Europe Limited and EquiLend Canada Corp. under which the Company performs services, including the facilitation of securities lending and borrowing transactions, on behalf of the above mentioned affiliates. Also under the Agreement, the Company acts as a billing agent for user fees on behalf of these affiliates. User fees are allocated to these affiliates when the affiliates are designated as the operating entity in the underlying user agreement between the Company, the affiliates and the user. As of December 31, 2013, the Company owed these affiliates $734,546.

EquiLend Asia Limited services clients in the Asia region on behalf of the Company. Costs associated with this service are funded by the Company through a cost plus arrangement. As of December 31, 2013, the Company was owed $80,210 from EquiLend Asia Limited.

Investments consist of $4,060,211 invested in mutual funds through an investment account with an affiliate of a member of the Parent. Cash consists of $1,832,819 in a bank account with an affiliate of a member of the Parent.

The Company has entered into a services agreement with the Parent (the "Services Agreement") under which the Parent allocates substantially all operating costs to the Company. The Parent also allocates certain expenses to the Company under the Services Agreement for use of the Platform developed by the Parent. The Company reimburses the Parent for allocated expenses and service fees on a monthly basis. As of December 31, 2013, the Company owed the Parent $275,058.

5. FAIR VALUE

As required by FASB guidance, investments are classified within the level of the lowest significant input considered in determining fair value. The following table sets forth information about the level within the fair value hierarchy at which the Company's investments are measured as of December 31, 2013.

	Financial Assets at Fair Value			
Description	**Level 1**	**Level 2**	**Level 3**	**December 31, 2013**
Mutual Funds	$ 4,060,211	-	-	$ 4,060,211
Total	$ 4,060,211	-	-	$ 4,060,211

6. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through the date that the financial statements were available to be issued, and has determined that there are no material events that would require disclosure in the Company's financial statements.

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
666 Third Avenue, 13th Floor
New York, NY 10017-4011
T 212.599.0100
F 212.370.4520
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Member of
EquiLend LLC

In planning and performing our audit of the financial statements of EquiLend LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining effective internal control and for the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and

procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the member of the Company, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 26, 2014

Grant Thornton